Exhibit 99.1

Q4 | 2013

FOURTH QUARTER
MARINE HARVEST GROUP

- Record high prices
- All time high revenue
- Operational EBIT NOK 1 034 million
- Listed on NYSE 28 January 2014
- Quarterly dividend of NOK 1.20 per share
  (after the reverse split 10:1 as of 23 January 2014)

Harvest volume
(GW) tonnes
103 215
80 035
79 438
80 921
103 378
Q4 12
Q1 13
Q2 13
Q3 13
Q4 13

Operational EBIT
NOK million
64
482
901
793
1 034
Q4 12
Q1 13
Q2 13
Q3 13
Q4 13

Operational EBIT
NOK per kg
Norway
Scotland
Canada
Chile
12.03
10.23
10.20
2.48

HIGHLIGHTS

Main figures
Unaudited NOK million	Q4. 13	Q4. 12	2013	2012

Operational revenue	6 743	4 071	19 230	15 569

Operational EBITDA (1)	1 269	234	3 972	1 321
Operational EBIT (1)	1 034	64	3 210	643
EBIT	2 059	455	4 690	969
Net financial items	- 385	58	-1 205	- 180
Profit or loss for the period	1 310	289	2 541	413

Cash flow from operations	- 51	- 169	1 982	1 553

Total assets	33 601	23 317	33 601	23 317
Net interest-bearing debt (NIBD)	7 797	5 381	7 797	5 381

Earnings per share as of 31.12 2013 (NOK)	0.34	0.08	0.67	0.11
Underlying EPS as of 31.12 2013 (NOK) (2)	0.18	-0.01	0.54	0.06
Net cash flow per share as of 31.12.2013 (NOK) (3)	-0.19	-0.09	-0.04	0.26
Earnings per share - after reverse split (10:1) (NOK)	3.40	0.79	6.71	1.14
Underlying EPS - after reverse split (10:1) (NOK) (2)	1.83	-0.09	5.37	0.63
Net cash flow per share - after reverse split (NOK) (3)	-1.92	-0.86	-0.41	2.55
ROCE (4)	20.3%	2.0%	18.2%	3.9%
Equity ratio	48.7%	50.1%	48.7%	50.1%
NIBD/Equity	47.6%	46.0%	47.6%	46.0%

Harvest volume (gutted weight tonnes, salmon)	103 378	103 215	343 772	392 306

Operational EBIT - NOK per kg (5)
Norway	12.03	3.62	10.83	3.23
Scotland	10.23	-1.14	12.45	3.80
Canada	10.20	-4.81	10.19	-3.48
Chile	2.48	-8.17	-2.32	-2.26

(1)         Excluding change in unrealised gains/losses from salmon derivatives, fair value adjustment of biomass, onerous contracts provisions, results from associated companies, restructuring costs, write-downs of fixed assets/intangibles and other non-operational items.

(2)         Underlying EPS: Operational EBIT adjusted for accrued payable interest, with estimated weighted tax rate.

(3)         Net cash flow per share: Cash flow from operations and investments, net financial items paid and realised currency effects (Purchase of shares in Morpol ASA and gain from the investment in Cermaq ASA are not included).

(4)         ROCE: Annualised return on average capital employed based on EBIT excluding fair value adjustment of biomass, onerous contracts provisions and other non-operational items / Average NIBD + Equity, excluding fair value adjustment of biomass, onerous contracts provisions and, until fourth quarter, the investment in Morpol ASA,

(5)         Operational EBIT per kg including allocated margin from Sales and Marketing (from own salmon).

SUMMARY OF THE FOURTH QUARTER 2013

•                  Record high prices driven by strong demand.

•                  Good price achievement in the spot market. High contract share of 36%.

•                  Harvest volume of 103 378 tonnes gutted weight, equal to the same quarter in 2012.

•                  Operational EBIT of NOK 1 034 million. Second best quarter in history.

•                  Increased cost per kg for salmon of all origins, mainly due to high feed and sealice mitigation costs.

•                  Morpol’s result has been consolidated into the Marine Harvest Group as of 1 October 2013. In the fourth quarter Morpol AS achieved revenues NOK 1 714 million and operational EBIT 103 million, whereof NOK 64 million from Morpol Processing.

•                  Capex amounted to NOK 590 million, including NOK 150 million invested in the feed factory.

•                  Earnings per share (EPS) of NOK 0.34 and underlying EPS of NOK 0.18 in the quarter

•                  Adjusted for the reverse split of shares (10:1) the numbers are: EPS of NOK 3.40 and underlying EPS of NOK 1.83.

•                  ROCE was 20.3%.

•                  The 2010 EUR 225 million convertible bond was redeemed in the fourth quarter, which reduced NIBD by NOK 1 783 million. The NIBD/Equity ratio ended at 47.6%.

•                  Fourth quarter dividend of NOK 1.20 per share (after reverse split 10:1) has been resolved by the Board of Directors.

PROFIT - FINANCIAL RESULTS IN THE QUARTER

The Group’s profit hinge on its ability to provide customer value from healthy, tasty and nutritious seafood, farmed both cost effectively and in an environmentally sustainable way that maintains a good aquatic environment and respects the needs of the wider society.

(Figures in parenthesis refer to the same quarter in 2012.)

NOK million	Q4. 13	Q4. 12

Operational EBIT	1 034	64

Change in unrealised salmon derivatives	-12	-19
Fair value on biomass	1 155	402
Onerous contracts provision	-142	-25
Restructuring cost	-34	0
Income from associated companies	116	30
Impairment losses	-57	3

EBIT	2 059	455

Operational EBIT amounted to NOK 1 034 million in the quarter (NOK 64 million). The contribution from Farming was NOK 928 million (NOK 22 million). The increase is due to the significant increase in salmon prices. Sales and Marketing contributed with NOK 106 million (NOK 69 million) from Markets, NOK -37 million (NOK 16 million) from VAP Europe and NOK 64 million from Morpol Processing.

Operational EBIT in the period was affected by exceptional items in the amount of NOK 124 million, which primarily relates to exceptional mortality of NOK 59.1 million and sea lice mitigation of 62.0 million. Refer to Note 6 to the interim financial statements for further details.

Earnings before interest and taxes (EBIT) were NOK 2 059 million (NOK 455 million).

Financial items

NOK million	Q4. 13	Q4. 12

Interest expenses	- 163	- 101
Net currency effects	- 40	123
Other financial items	- 182	36

Net financial items	- 385	58

The increase in interest expenses is due to a higher average debt level compared to the same quarter last year, and an increased proportion of debt in NOK, which is a currency with higher interest rates than the other currencies in the debt basket.

Net currency effects amounted to NOK - 40 million (NOK 123 million) mainly due to depreciation of the NOK during the quarter.

Total change in fair value of the conversion liability component of the convertible bonds, included in other financial items, amounted to NOK - 297 million in the quarter (NOK - 30 million).

Cash flow and NIBD

NOK million	Q4. 13	Q4. 12

NIBD beginning of period	-7 882	-5 005

Operational EBITDA	1 269	234
Change in working capital	-1 236	- 373
Taxes paid	-69	- 22
Other adjustments	-15	-8
Cash flow from operations	- 51	- 169

Net Capex	-590	- 239
Other investments	-272	- 424
Cash flow to investments	- 862	- 663

Net interest and financial items paid	-158	- 63
Other items	-164	56
Bonds converted to equity	1 783	0
Dividend distributed	-277	0
Equity paid in	0	425
Translation effect on interest-bearing debt	-187	38

NIBD end of period	-7 797	-5 381

Cash flow from operations amounted to NOK 51 million (NOK -169 million), affected by a higher than expected seasonal increase in working capital. This build-up of working capital will be released in the first half of 2014.

Net Capex was NOK 590 million (NOK 239 million), including investments in MH Fish Feed of NOK 150 million, and in MH Norway of 130 million. Remaining shares in Morpol ASA were purchased in the fourth quarter, amounting to NOK 257 million.

The EUR 225 million convertible bond was redeemed in the fourth quarter and mainly converted to share capital.

Dividend of NOK 277 million, adjusted for withholding taxes, was distributed in the quarter.

GUIDING PRINCIPLE	AMBITION	2013 ACHIEVEMENT
Profitability	ROCE of at least 12% over a cycle (4-5 years)	Q4: 20.3% YTD: 18.2%
Solidity	NIBD/Equity ratio below 50%	NIBD/Equity ratio of 47.6%

PROFIT - OPERATIONAL PERFORMANCE AND ANALYTICAL DATA

	MH Sales and Marketing
	MH Markets		MH VAP Europe		Morpol processing	MH Farming		MH Other		MH Group (1)
NOK million	Q4. 13	Q4. 12	Q4. 13	Q4. 12	Q4. 13	Q4. 13	Q4. 12	Q4. 13	Q4. 12	Q4. 13	Q4. 12
External revenue	3 861	2 805	1 324	1 133	1 265	281	117	13	16	6 743	4 071
Internal revenue	657	432	35	7	92	3 883	2 605	101	10	0	0
Operational revenue	4 518	3 237	1 359	1 140	1 357	4 163	2 722	114	26	6 743	4 071

Operational EBIT	106	69	- 37	16	64	928	22	- 26	- 44	1 034	64
Fair value adj on biomass, onerous contract	0	0	0	0	0	1 007	380	6	- 3	1 012	377
Change in unrealised salmon derivatives	0	0	0	0	0	0	0	- 12	- 19	- 12	- 19
Restucturing costs	0	0	- 31	0	0	- 4	0	0	0	- 34	0
Income from associated companies	0	0	0	0	0	116	30	0	0	116	30
Write-down of fixed assets/intangibles	- 6	0	- 40	0	- 8	- 3	3	0	0	- 57	3
EBIT	99	69	- 108	16	56	2 044	436	- 33	- 67	2 059	455

Operational EBIT %	2.3%	2.1%	-2.7%	1.4%	4.7%	22.3%	0.8%	na	na	15.3%	1.6%

(1) MH Group adjusted for eliminations.

Marine Harvest follows the overall value creation of the operations based on the salmon’s source of origin. For this reason the own salmon related operational EBIT in MH Markets, MH VAP Europe and Morpol Processing is allocated back to country of origin.

The table below and upcoming operational text provide information along this line.

Other units reported Operational EBIT of NOK - 26 million in the quarter (NOK - 44 million), including a loss of NOK 3 million from Sterling White Halibut (NOK 2 million). The currency effects of foreign currency contract sales towards NOK is recognised as income/cost of NOK 62 million in Marine Harvest ASA and Marine Harvest Norway respectively.

	SOURCES OF ORIGIN
NOK million	Norway	Scotland	Canada	Chile	Ireland	Faroes	Other (1)	MH Group
OPERATIONAL EBIT
MH FARMING	789	80	48	19	- 36	27		928
MH SALES AND MARKETING
MH Markets	44	35	11	16	0	0	0	106
MH VAP Europe	- 24	- 3	0	0	0	0	- 10	- 37
Morpol Processing	16	8	0	0	0	0	41	64
SUBTOTAL	825	120	58	35	- 36	27	31	1 060

Other entities (2)							-26	- 26
TOTAL	825	120	58	35	- 36	27	5	1 034

Harvest volume (gutted weight tonnes, salmon)	68 581	11 716	5 726	14 136	1 345	1 874		103 378

Operational EBIT per kg (NOK) (3)	12.03	10.23	10.20	2.48	-26.76	14.48		10.26
- of which MH Markets	0.64	2.99	1.86	1.15	0.03	0.06		1.02
- of which MH VAP Europe	-0.35	-0.26	0.00	0.00	-0.22	0.00		-0.36
- of which Morpol Processing	0.23	0.65	0.00	0.00	0.00	0.00		0.62

ANALYTICAL DATA
Price achievement/reference price (%) (4)	93%	98%	101%	110%		95%		95%
Contract coverage (%) (6)	36%	73%	0%	27%	93%	4%		36%
Quality - superior share (%) (6)	92%	90%	88%	91%	78%	98%		91%
Exceptional items (NOK million) (5)	-80	-17	-2	-1	-23	0		-124
Exceptional items per kg (NOK) (5)	-1.17	-1.49	-0.43	-0.06	-16.76	0.00		-1.19

GUIDANCE
Q1 2014 harvest volume (gutted weight tonnes)	47 000	10 000	6 000	14 500	500	2 000		80 000
2014 harvest volume (gutted weight tonnes)	254 500	49 500	28 000	56 000	8 000	9 000		405 000
Q1 2014 contract share (%)	42%	69%	0%	36%	95%	na		45%

(1) Operational EBIT arising from non salmon speices and 3rd party fish not allocated to source of origin

(2) Sterling White Halibut, Headquarter and Holding companies

(3) Excluding Sterling White Halibut, Headquarter and Holding companies

(4) MH Markets’ price achievement to third party, MH VAP Europe and Morpol Processing

(5) Exceptional items impacting operational EBIT. Refer to Note 6 to the interim financial statements for further details.

(6) Excluding Morpol

MARKET OVERVIEW

Industry

Global harvest volumes of Atlantic salmon amounted to 527 500 tonnes gutted weight in the fourth quarter, an increase of 3.7% compared to the same quarter of 2012.

	Q4 2013 Change vs		12 month	Q3 2013
Supply	tonnes GW	Q4 2012	change	tonnes GW
Norway	308 800	1.5%	-3.3%	255 500
Chile	115 700	20.4%	29.2%	101 500
Scotland	41 100	15.8%	-1.0%	36 200
North America	28 300	-24.5%	-13.5%	29 400
Faroe Islands	17 400	-5.4%	2.2%	15 600
Other	16 200	-5.3%	-1.2%	13 500
Total	527 500	3.7%	2.2%	451 700

After a period of negative growth, Norway delivered a 1.5% growth when comparing to the fourth quarter of 2012. Growth is also expected during 2014.

Although Chile continued to deliver a substantial growth in the fourth quarter, the rebuild of the industry seems to be coming to an end. 2014 volumes are expected to decline due to a combination of biological problems and liquidity requirements.

The growth in Scotland was mainly driven by the planned volume increases from Marine Harvest. North American volumes were reduced as part of a managed temporary exit from certain areas due to biological issues. The remaining regions experienced small changes in absolute volumes compared to the same quarter of 2012.

	Q4 2013 Change vs		Q4 2013 Change vs
Reference price	NOK	Q4 2012	market 4)		Q4 2012
Norway (1)	NOK 40.97	55.9%	EUR	4.98	39.5%
Chile (2)	NOK 55.45	52.3%	USD	9.16	43.1%
North America (3)	NOK 45.26	82.8%	USD	7.48	71.7%

(1) Average superior price per kg gutted weight (FCA Oslo)

(2) Average C trim per kg (Urner Barry Miami 2-3 pound), equivalent to NOK 36.0 and USD 6.0

(3) Average superior price per kg gutted weight (Urner Barry Seattle 10-12 pound)

(4) Market price in local currency

Global demand for Atlantic salmon remained very strong. Global prices increased sharply compared to the same quarter of last year based on an increase in global consumption of 4%. Prices in the American market were however slightly down compared to the third quarter.

The reference price in Norway increased by about 40% in EUR and 56% in NOK compared to the fourth quarter of 2012 based on a European supply growth of about 1.4%. The significant increase in raw material prices has to a large extent been transferred to the consumers in Europe. The December price increase up to around NOK 50 per kg, however made most processing businesses unprofitable.

US demand proved very strong in the quarter. The local reference prices increased more than in Europe despite an increase in American supply of 7.8%. Prices for Chilean salmon however increased to a lesser extent than Canadian.

Market	Q4 2013 Change vs		12 month
distribution	tonnes GW	Q4 2012	change
EU	236 900	1.4%	-0.9%
US	85 800	7.9%	8.6%
Russia	45 500	-5.6%	-6.6%
Brazil	22 400	7.7%	34.0%
China/Hong Kong	17 800	14.8%	10.6%
Japan	17 700	28.3%	-6.2%
Other	99 400	4.6%	4.8%
Total	525 500	3.8%	2.6%

Consumption in the EU grew in line with the 1.4% growth in European harvest volumes. The US consumption increased by 7.9% compared to the fourth quarter of 2012. Increased import from Europe contributed to this development. As for the previous quarter, consumption in Russia was somewhat down. This seems to be partly driven by consumers’ price sensitivity.

The Brazilian market experienced a somewhat lower growth compared to the previous quarters.

The Asian markets generally proved strong in the quarter, particularly China and Japan.

Source: Kontali

Marine Harvest

Geographic market presence

Total salmon revenues were distributed as indicated in the graph in the fourth quarter.

Europe is by far the largest market for Marine Harvest’s salmon with 68% of the total (66%). Compared to the fourth quarter of 2012, the relative share of sales to the Asian and European markets have increased, while sales in the American market have declined as a result of reduced harvest in Canada in the fourth quarter of 2013.

Sales by product

The Group’s main product is Atlantic salmon. The sales revenue distribution across products was as follows in the fourth quarter:

The main product, fresh whole salmon, represented 45% of total sales revenues, while smoked and value added salmon products (fresh and frozen total) accounted for 44% of total sales revenues in the period. The product mix has changed significantly compared to 2012 as the share of smoked products has increased from 10% to 19% due to the inclusion of Morpol, while the sale of fresh whole salmon has been reduced from 53% in the fourth quarter of 2012.

In the fourth quarter Marine Harvest introduced its’ first branded fresh salmon in a retail chain in Asia, with the introduction of Supreme salmon in stores in Taiwan. The product is processed at the Group’s new processing plant in Taipei and it has been very well received in the market.

Price achievement

Strong demand contributed to record high prices for salmon in the European market in the fourth quarter. The overall price achievement compared to the reference price was negatively impacted by high contract shares at prices below the spot level. The contract share based on harvested volume for the group was 36% in the quarter. The quality of harvested fish remained good in the fourth quarter with a superior share of 91% overall. The price achievement in the spot market was very good.

 * Price achievement to the five farming units, Norway, Scotland, Canada, Chile and Faroes.

The combined global price achieved by MH Markets was 5% below the reference price in the period. The corresponding price achievement in the fourth quarter of 2012 was 6% above the reference price due to a more favourable contract portfolio. The contract shares ranged from 0% for Canadian salmon to 73% for Scottish salmon in the period.

MH Markets
Q4 2013	Norwegian	Scottish	Canadian	Chilean
Contract share	36%	73%	0%	27%
Quality - superior share	92%	90%	88%	91%
Price achievement	93%	98%	101%	110%
Excluding Morpol

The average price achievement is measured vs reference prices in all markets (NOS for Norwegian, and Faroese salmon, derived NOS (NOS + NOK 2.89 in the quarter) for Scottish salmon, and Urner Barry for Canadian and Chilean salmon). The ambition over time is to exceed the relevant reference price in all markets.

The price achievement was above the reference price level for salmon of Chilean and Canadian origin in the fourth quarter. The price achievement for salmon of Norwegian and Scottish origin was negatively influenced by the high contract shares at prices below the reference price.

PROFIT - OPERATIONAL PERFORMANCE

Salmon of Norwegian origin

NOK million	Q4 2013	Q4 2012

Operational EBIT	825	254

Harvest volume	68 581	70 061

Operational EBIT per kg	12.03	3.62
- of which MH Markets	0.64	0.88
- of which MH VAP Europe	-0.35	0.14
- of which Morpol Processing	0.23	na

Exceptional items incl in op. EBIT	-80	-41
Exceptional items per kg	-1.17	-0.59

Price achievement/reference price	93%	106%
Contract coverage	36%	29%
Superior share	92%	93%

Operational EBIT per kg

Operational EBIT in the fourth quarter amounted to NOK 825 million (NOK 254 million), which was NOK 12.03 per kg (NOK 3.62). The profitability in the 4 regions in Norway shows variation, with Regions West and North reporting the best results.

The increase in margin was a result of higher prices. Compared to 2012, costs per kg have increased due to higher feed cost, negative scale effects from reduced volume and biological issues affecting growth. Morpol’s farming activity in Norway is included in the fourth quarter figures.

Price and volume development

The European spot price for fresh salmon was record high in the fourth quarter, due to strong demand. The volume available for harvest was lower than anticipated in the period due to slow seawater growth as a result of low seawater temperatures in the beginning of the year. The reference price for Salmon of Norwegian origin increased throughout the quarter from NOK 35.79 per kg in week 40, to NOK 53.92 per kg in week 52 and averaged NOK 40.97 per kg in the quarter. Marine Harvest had a contract share of 36% for salmon of Norwegian origin in the fourth quarter (29%). The overall price achieved was 7% below the reference price. Strong price achievement in the spot market partially mitigated the negative effect of contract prices below spot in the period. The high contract share in a market with increasing prices significantly influenced the price achievement compared to the same period in 2012, when the contract contribution was positive. The superior share was 92% in the period, compared to 93% in the fourth quarter of 2012.

Lower seawater temperatures in the first half of 2013 combined with changes in the stocking pattern and reduced overall stocking in 2011/12, have resulted in significant reductions in production and harvest volume compared to 2012. Harvested volume in the fourth quarter thus ended at 68 581 tonnes gutted weight including Morpol volumes, compared to 70 061 tonnes gutted weight in the fourth quarter of 2012.

Costs and operations

Feed cost for the biomass harvested in the fourth quarter was 8% higher than for fish harvested in the corresponding period in 2012 due to higher price per kg feed and higher feed conversion ratio.

As in previous periods, sea lice mitigation costs have been high for the harvested generation. The estimated exceptional cost related to sea lice mitigation amounted to NOK 62 million in the fourth quarter (MNOK 41 million).  Year to date exceptional sea lice mitigation costs are NOK 0.70 per kg harvested (NOK 0.66). Despite all efforts put in to reduce the lice load, both non-medicinal (wrasse etc) and medicinal, Marine Harvest expects the cost to remain at this level in 2014.

Non-seawater costs in the quarter were higher than in the same period in 2012, due to negative scale effects from reduced volume. Exceptional mortality was recorded at several sites in the period, with the main cause of mortality being treatment losses in connection with lice treatment. Other causes of mortality were PD, HSMI and one major escape incident (ref below). A total exceptional loss of NOK 18 million was recognised in the period. There were no losses from exceptional mortality recorded in the fourth quarter of 2012.

Marine Harvest experienced one major escape incident in Region North in the fourth quarter, when 60 528 fish escaped after net damage during a hurricane. Actions to collect the escaped fish were immediately initiated and 1% of the escaped fish have been re-captured.

There has been no exceptional mortality related to Amoebic Gill Disease (AGD) in 2013, although an outbreak was confirmed in region South in the end of September and treatment was performed. The development is causing concern. The health team and seawater production department are prepared to take immediate action if problems should arise.

The Board is generally pleased with the reported results for salmon of Norwegian origin, but believe there still is room for improvement in the operational efficiency based on the variation in performance between regions.

Salmon of Scottish origin

NOK million	Q4 2013	Q4 2012

Operational EBIT	120	- 8

Harvest volume	11 716	6 718

Operational EBIT per kg	10.23	-1.14
- of which MH Markets	2.99	0.36
- of which MH VAP Europe	-0.26	0.12
- of which Morpol Processing	0.65	na

Exceptional items incl in op. EBIT	- 17	0
Exceptional items per kg	-1.49	0.00

Price achievement/reference price	98%	120%
Contract coverage	73%	77%
Superior share	90%	97%

The volume effect is negative despite higher volume in the fourth quarter of 2013 than in the fourth quarter of 2012, due to negative margin on sales in 2012.

Operational EBIT per kg

Operational EBIT for salmon of Scottish origin amounted to NOK 120 million in the fourth quarter (NOK -8 million), which was NOK 10.23 per kg (NOK -1.14). 2013 has been a record year profit wise for salmon of Scottish origin. The increased margin compared to 2012 is a result of higher prices, combined with higher harvest volume. Morpol’s farming activity in Scotland (excluding business held for sale) is included in the fourth quarter figures.

Price and volume development

Spot prices were significantly higher in the fourth quarter of 2013 than in the same period last year. Early harvest of one site affected by AGD resulted in an unfavourable size mix with a high share of small fish. This had a negative impact on achieved prices. The high contract share of 73% negatively affected the price achievement compared to the same period in 2012. The superior share was 90% in the period which negatively impacted the achieved price compared to the fourth quarter of 2012 (97%). As a result, the overall price achievement was reduced compared to 2012 and ended 2% below the reference level in the quarter (+20%).

The fourth quarter harvest volume was above the corresponding period in 2012 with 11 716 tonnes gutted weight (6 718 tonnes). The 2012 harvest was low due to stocking effects and early harvest due to AGD in the third quarter of 2012.

Costs and operations

Biological costs for fish harvested in the period have increased compared to the fourth quarter of 2012 due to higher feed and other seawater costs. The feed cost per kg harvested increased by 15% compared to 2012 despite the improvements achieved in the feed conversion ratio.  The previously reported outbreak of AGD at one site caused elevated mortality, and it was therefore decided to harvest out the affected site early. As a result, other sea water costs were negatively affected in the period.

Non-seawater costs have been reduced compared to the fourth quarter of 2012, as a result of higher harvested volume (scale effects).

The AGD losses and losses encountered after lice treatment were recognised as exceptional mortality in the fourth quarter, in the amount of NOK 17 million. There was no exceptional mortality recorded in the fourth quarter of 2012.

There are no other sites facing health challenges in Scotland at present.  The health team and seawater production department are prepared to take immediate action if AGD problems should arise at other sites.

The Board is very pleased with the development of Marine Harvest Scotland, both financially and operationally, and congratulates the Scottish team with the record year.

Salmon of Canadian origin

SALMON OF CANADIAN ORIGIN
NOK million	Q4 2013	Q4 2012

Operational EBIT	58	- 52

Harvest volume	5 726	10 753

Operational EBIT per kg	10.20	-4.81
- of which MH Markets	1.86	0.92
- of which MH VAP Europe	0.00	0.00
- of which Morpol Processing	0.00	na

Exceptional items incl in op. EBIT	-2	-10
Exceptional items per kg	-0.43	-0.92

Price achievement/reference price	101%	99%
Contract coverage	0%	4%
Superior share	88%	83%

The volume effect is positive despite lower volume in the fourth quarter of 2013 than in the fourth quarter of 2012, due to negative margin on sales in 2012.

Operational EBIT per kg

Operational EBIT amounted to NOK 58 million in the fourth quarter (NOK -52 million), which was NOK 10.20 per kg (NOK -4.81).

Salmon of Canadian origin continues to deliver strong results through a combination of high prices, reduced claims ratio and the spot position of sales. 2013 has been a record year for profit in Canada.

Price and volume development

The prices for fresh whole Canadian salmon showed a significant upward trend in the fourth quarter. At year-end, the price level was approaching an all-time high at more than USD 3.70 per lb gutted weight (Urner Barry 10-12 lb). The reference price was approximately 70% higher in the fourth quarter of 2013 compared to the fourth quarter of 2012. Limited availability of salmon of Canadian origin in the American spot market is the main driver for the observed spot price increase.

With reduced effects of soft flesh (Kudoa), the price achievement has improved significantly. The price achievement in the fourth quarter was 1% above the reference price. There were no contracts for salmon of Canadian origin in the fourth quarter of 2013 compared to 4% in the fourth quarter of 2012.  The superior share was 88% in the fourth quarter of 2013 (83%).

The impact of Kudoa related claims included in operational EBIT was NOK 2 million in the period (NOK 10 million), a reduction of 75% from the fourth quarter of 2012. Marine Harvest Canada only harvested 5 726 tonnes gutted weight in the fourth quarter (10 753 tonnes).

Costs and operations

Favourable development in the biological performance has contributed to cost reductions in Canada. In the fourth quarter low levels of dissolved oxygen in the ocean contributed to reduced feeding in the fourth quarter. This negatively influenced seawater growth and cost, and the fourth quarter full cost per kg has increased compared to 2012, due to higher smolt, feed and other seawater costs (including mitigation costs related to predation and lice management). Canadian salmon also encountered negative scale effects in non-seawater costs in the period. The planned reduction in harvest volume will continue to negatively influence the full cost per kg in 2014. The reduction in harvest volume is a result of the decision to reduce the smolt output in 2011 and 2012.

No exceptional mortality was recognised in the fourth quarter of 2013 and 2012.

As a result of the decision to concentrate production at the best performing sites, clean-up costs related to closure of sites and relocation of assets in the amount of NOK 4 million has been recognized in the fourth quarter.

The Board is pleased to see continued good results in the Canadian operation and congratulates the Canadian team with the record year.

Salmon of Chilean origin

NOK million	Q4 2013	Q4 2012

Operational EBIT	35	- 90

Harvest volume	14 136	11 005

Operational EBIT per kg	2.48	-8.17
- of which MH Markets	1.15	-0.16
- of which MH VAP Europe	0.00	0.00
- of which Morpol Processing	0.00	na

Exceptional items incl in op. EBIT	-1	-26
Exceptional items per kg	-0.06	-2.36

Price achievement/reference price	110%	103%
Contract coverage	27%	22%
Superior share	91%	86%

The volume effect is negative despite higher volume in the fourth quarter of 2013 than in the fourth quarter of 2012, due to negative margin on sales in 2012.

Operational EBIT per kg

Operational EBIT for salmon of Chilean origin amounted to NOK 35 million in the period (NOK -90 million) which was NOK 2.48 per kg (NOK -8.17). The farming operations achieved an operational EBIT of NOK 19 million in the quarter, while the allocated profit from the sales and smoked operations was NOK 16 million.

Price and volume development

The prices for Chilean salmon were strong in the fourth quarter, despite not increasing as much as for salmon of Norwegian and Canadian origin. The Urner Barry price was approximately USD 40% higher per lb c-trim fillet in the fourth quarter 2013 than in the same period in 2012. The price achieved was 10% above the reference price in the period as good spot price achievement in the Brazilian and Latin American markets mitigated the negative effects of unfavourable contracts. The contract share was 27%, compared to 22% in the fourth quarter of 2012. The superior share was 91% in the period (86%).

Marine Harvest Chile harvested 14 136 tonnes gutted weight in the fourth quarter (11 005 tonnes).

Costs and operations

The biological development remains a concern. The sealice load at the end of the quarter was higher than at the corresponding time in 2012. The cost of harvested fish has increased compared to 2012 due to higher feed and lice mitigation costs. In the fourth quarter, the full cost per kg for a head on gutted salmon packed in a standard box was slightly above USD 5.

Exceptional mortality in the amount of NOK 1 million was recognised in the quarter due to an issue in a fresh water unit. In the fourth quarter of 2012, a write down of inventory in the amount of NOK 26 million was recognised in Delifish due to Listeria being detected on cold smoked products.

Other issues

Marine Harvest is only utilising a limited number of its available licences in Chile, focusing on good farming practices and working with the authorities to set up as sustainable regulatory framework for the Chilean salmon farming industry.

Salmosan has now been approved by the US FDA for use in the management of sea lice. Salmosan is efficient, but heavy use may cause resistance, which causes concern.

The Board appreciates the efforts made to drive best practice, and congratulates the Chilean organisation for being an industry leader in benchmarks on biomass growth and survival during challenging times. The Board remains very concerned about the general development of the Chilean industry and monitors the situation closely.

Salmon of Irish origin

NOK million	Q4 2013	Q4 2012

Operational EBIT	- 36	- 10

Harvest volume	1 345	2 736

Operational EBIT per kg	-26.76	-3.55
- of which MH Markets	0.03	0.05
- of which MH VAP Europe	-0.22	0.22
- of which Morpol Processing	0.00	na

Exceptional items incl in op. EBIT	-23	-23
Exceptional items per kg	-16.76	-8.33

Price achievement/reference price	na	na
Contract coverage	93%	92%
Superior share	78%	93%

Salmon of Irish origin achieved an operational EBIT of NOK -36 million in the fourth quarter (NOK -10 million). Operational EBIT per kg harvested in the period was NOK -26.76 (NOK -3.55).

Achieved prices were affected by reduced superior share and an unfavourable size mix. Harvest volume was 1 345 tonnes gutted weight (2 736 tonnes).

Operationally, the fourth quarter was very challenging for the Irish unit. Severe storms affected feeding and the ability to treat for sea lice and AGD. Pancreas Disease (PD) severely affected 2 sites and AGD losses were recorded at one site, while high occurrences of jelly fish were reported across all regions, resulting in elevated mortality. Exceptional mortality recognised in the period, amounted to NOK 23 million net of insurance compensation (NOK 23 million).  Marine Harvest Ireland will not harvest fish in January and half of February in an effort to grow the fish.

The Board recognises the efforts made by the Irish team under challenging conditions.

Salmon of Faroese origin

NOK million	Q4 2013	Q4 2012

Operational EBIT	27	13

Harvest volume	1 874	1 943

Operational EBIT per kg	14.48	6.45
- of which MH Markets	0.06	0.55
- of which MH VAP Europe	0.00	0.01
- of which Morpol Processing	0.00	na

Exceptional items incl in op. EBIT	0	0
Exceptional items per kg	0.00	0.00

Price achievement/reference price	95%	101%
Contract coverage	4%	21%
Superior share	98%	96%

Salmon of Faroese origin achieved an operational EBIT of NOK 27 million in the fourth quarter (NOK 13 million). In per kg terms, the Faroese operations delivered an Operational EBIT of NOK 14.48, through a combination of favourable prices and the spot position of sales (NOK 6.45).

Harvest volume in the fourth quarter was 1 874 tonnes gutted weight (1 943 tonnes).

Increased feed cost and high sea lice mitigation costs have contributed to cost increase for fish harvested in the fourth quarter of 2013 compared to the same period in 2012.

The Board congratulates the Faroese operation with continuous good results.

MH VAP Europe

NOK million	Q4 2013	Q4 2012

Operating revenues	1 359	1 140

Operational EBIT	- 37	16
Operatonal EBIT %	-2.7%	1.4%

Volume sold (tonnes product weight)	17 247	17 084

Exceptional items	0	0

Volume share salmon	64%	62%
Revenue share salmon	72%	68%
Gross margin share salmon	63%	70%

Please note that the operational EBIT for salmon in MH VAP Europe also is included in the results per country of origin.

Operational EBIT

Operational EBIT for VAP Europe ended at NOK -37 million in the period (NOK 16 million). The margin contribution from salmon (mainly salmon of Norwegian origin) was NOK -27 million, while the contribution from other species was NOK -10 million in the fourth quarter. The operational EBIT margin in VAP in the period was -2.7% (1.4%).

Prices and volume

Marine Harvest VAP Europe’s operating revenues were NOK 1 359 million in the fourth quarter (NOK 1 140 million).

The average price achieved in EUR was 5% higher than in the corresponding period in 2012. Total volume sold in the fourth quarter was 17 247 tonnes product weight (17 084 tonnes). The salmon sales volume increased compared to 2012 due to the inclusion of the UK processing operations in Morpol. The salmon share was 64% of the total volume in the fourth quarter of 2013 (62%).

In France, the fourth quarter volume was down by close to 800 tonnes product weight. This was due to a strike among employees at one of the processing plants that will be closed as a result of the restructuring of the VAP operations. The strike prevented inventory build up prior to the Christmas season and thus lost sales in the quarter.

The market for value added seafood products is expected to remain challenging in 2014, and given the high raw material prices, the price of end products must continue to increase in order to achieve sustainable margins.

Costs

The strong increase in raw material prices significantly affected performance in the fourth quarter, as price increases for end products only partially compensated for the increased raw material cost in all categories (fresh, frozen and smoked products).

Good salmon raw material coverage for contract sales had a positive effect on margins in the period, although the contract coverage was lower than in the first half of the year. Efficiency improvement in production continues to have a positive effect on margins in many entities. The announced restructuring plan caused operational disturbances in France in the quarter, which influenced the operational efficiency at the affected plant.  The loss in the French smoked operations amounted to NOK 12 million in the fourth quarter.

All parts of the operations, fresh, frozen and smoked, remain challenged due to a lag in passing the increased cost of raw materials onto the customers. Despite a favourable product mix, the quarter was loss making in all areas due to the increasing raw material prices.

Other issues

The plan to restructure the European VAP operations where the ambition is to optimize the capacity usage and to concentrate production in fewer, but larger entities is progressing.  Negotiations with trade unions have been completed, and as a result the restructuring provision has been increased to NOK 236 million, an increase of NOK 31 million compared to the provision from June. Impaired assets in the restructured entities have been recognized in the fourth quarter in the amount of NOK 29 million. The entities affected by the restructuring plan will close during the first half of 2014.

The Board is disappointed with the continued lack of profitability in the VAP operations, but remains confident that the restructuring of the VAP operational footprint will show results in the second half of 2014.

Morpol Processing

NOK million	Q4 2013	Q4 2012

Operating revenues	1 357	na

Operational EBIT	64	na
Operatonal EBIT %	4.7%	na

Volume sold (tonnes product weight)	27 738	na

Exceptional items	0	na

Volume share salmon	90%	na
Revenue share salmon	88%	na

Please note that the operational EBIT for salmon in Morpol Processing also is included in the results per country of origin.

Operational EBIT

Operational EBIT for Morpol Processing ended at NOK 64 million in the period. The margin contribution from own salmon (salmon of Norwegian and Scottish origin) was NOK 23 million, while the contribution from third party salmon and other species was NOK 41 million in the fourth quarter. The operational EBIT margin in Morpol in the period was 4.7%. Morpol Processing was included in the Group’s figures for the first time in the fourth quarter of 2013.

Prices and volume

Morpol Processing’s operating revenues were NOK 1 357 million in the fourth quarter. Total volume sold in the period was 27 738 tonnes product weight. The fourth quarter product mix was favourable due to high sales of high margin products.  The salmon share of the total volume was 90% in the fourth quarter of 2013.

The market for value added seafood products is expected to remain challenging in 2014, and given the high raw material prices, the price of end products must continue to increase in order to achieve sustainable margins.

Costs

Morpol Processing was fully exposed to the spot price of salmon in the fourth quarter. Despite record high raw material prices, Morpol was able to generate profit in the period. Continuous effort has been put in to increase end product prices. The average price achieved was above break-even level in October and November, but not in December, when the raw material prices rose significantly. Further price increases are therefore required to be profitable going forward. With raw material prices at the current level and a normal, seasonal reduction in volume, the first quarter will be loss making for Morpol Processing.

The fourth quarter is by far the busiest quarter of the year for the Morpol operations, due to Christmas, and record level volumes were produced at the plant in Ustka, Poland in the period. Production efficiency was high and product mix favourable for cost absorption.

The Board is very pleased with the performance of the Morpol Processing units in the fourth quarter and is confident that the Morpol acquisition is an important step towards becoming a leading, integrated protein producer.

PEOPLE — SAFE AND MEANINGFUL JOBS

Employee safety and employees’ self-respect and personal pride cannot be compromised if Marine Harvest is to succeed as a company with good relationships with the local communities.

Employee Health and Safety (not including Morpol)

In the fourth quarter, the Group recorded 30 LTIs for own employees, which is an increase of 2 from the same period last year. Seven of the incidents were in the high seriousness category, which is a reduction of 4 from the fourth quarter of 2012. For contract workers the Group recorded 19 incidents, which is an increase of 16 from 2012. Measured in LTIs per million hours worked, the figure was stable compared to the fourth quarter of 2012. The absenteeism remained low in the period at a rate of 4.6%. This is above the Group target of 4.0% and mainly due to higher absenteeism in VAP Europe.

Strike in France

The tough economic climate in Brittany, France combined with the announced restructuring of the smoked operations in the country, caused a 7 day strike in the affected plant. An agreement has been reached with the unit’s works council.

Reorganisation in Sales and Farming

In an effort to maintain a simple, action oriented organisation, the management team of Marine Harvest has decided to propose certain changes in the structure in Norway. In the Farming area the four regions will report directly to COO Farming. In the Sales and Marketing area, it is recommended to co-locate Norwegian based sales personnel in Bergen, meaning that the offices at Hjelmeland outside Stavanger and in Ålesund will be closed in 2014. Affected sales employees have been offered new positions in Bergen.

The recommendation is currently being reviewed by the labour unions.

GUIDING PRINCIPLE - ISSUE	AMBITION	Q4 2014 ACHIEVEMENT
Safe jobs	No lost time incidents (LTI)	LTIs per million hours worked stable compared to the fourth quarter of 2012.
Healthy working environment	Sick leave < 4%	Sick leave of 4.6% in the quarter

PRODUCT — TASTY AND HEALTHY SEAFOOD

Marine Harvest will not compromise on the ability to continually deliver assuredly healthy, tasty and responsibly produced seafood to the Group’s customers. Through this, long-term financial solidity will be delivered.

Fresh branded salmon from Marine Harvest

In the fourth quarter Marine Harvest introduced the first branded fresh salmon in a retail chain in Asia, with the introduction of Supreme salmon in store in Taiwan. The product is processed at the Group’s new processing plant in Taipei and it has been very well received in the market.

GUIDING PRINCIPLE - ISSUE	AMBITION	Q4 2013 ACHIEVEMENT
Food quality and safety	Supply seafood with valuable health benefits, preferred for its quality and documented safety	Health targets met
Product innovation	Marine Harvest wants to play an important role in the design and use of products to satisfy customer needs	Continuous work to develop products satisfying customer/consumer needs Introducing fresh branded salmon in Taiwan – Supreme Salmon

PLANET – SUSTAINABLE AND RESPONSIBLE DEVELOPMENT

All Marine Harvests operations and the long-term profitability ultimately depend on sustainable and environmentally responsible interactions with the natural environment. To maintain fish health, avoid escapes and minimize the environmental impact of the operations, the Group needs the best skilled people.

Escape prevention

Marine Harvest has a target of zero fish escapes and is constantly striving to prevent escapes and improve methods, equipment and procedures that can minimise or eliminate escapes. In the fourth quarter there were three escape incidents, two in Norway where a total of 60 533 fish escaped and one in the Faroes where 3000 fish escaped. One major incident was reported during a severe hurricane in region North, Norway when a feed barge drifted into the net of a pen causing the net to rip. In the fourth quarter of 2012, there was 1 escape incident with 7 fish lost.

Fish health

Infectious Salmon Anaemia (ISA): ISA re-emerged in the Chilean industry, in region X, in the first quarter. Region X is the region where Marine Harvest has its operations. There were no new confirmed or suspected sites reported in the fourth quarter. 42 sites were HPRO positive at the end of the fourth quarter, 3 of them being Marine Harvest sites. HPRO is the avirulant/non-pathogenic strain of the ISA virus without clinical symptoms.  Marine Harvest supports strict measures to immediately harvest out sites with ISA outbreaks.

Pancreas Disease (PD): There were 3 sites diagnosed with PD in Norway in the period, compared to 6 in the fourth quarter of 2012. PD mortality has been material at two sites in region south in the period. There were no new sites diagnosed with PD in Scotland and Ireland in the period, but exceptional mortality from sites diagnosed in previous periods were was recognised in Ireland in the period.

Amoebic Gill Disease (AGD): High presence of a microscopic amoeba named Neoparamoeba perurans, caused Amoebic Gill Disease, elevated mortality and reduced performance in Scotland and Ireland in 2012. In 2013, the amoeba has also been found in Norway.  Marine Harvest encountered exceptional mortality related to AGD at one site in Scotland in the fourth quarter. No additional sites have been diagnosed with AGD in this unit in the period. No exceptional mortality has been recorded related to AGD in Norway in the fourth quarter.

The Group’s health team and seawater production departments are prepared to take immediate action if challenges should arise.

Lice management

Marine Harvest actively works to reduce the sea lice count in all farming units. With the exception of the Faroes, all farming regions reported higher levels of sea lice at the end of December compared to the same time in 2012. High seawater temperatures have contributed to lice levels above the 2012 level. The lice level in Chile remains a concern due to the high number of treatments required per cycle to maintain the lice load at acceptable levels.  Marine Harvest Chile continues to work to promote good sea lice practices both internally and in cooperation with the industry and the authorities.

New knowledge on effectiveness of functional diets against lice

Global R&D and Technical have completed a project to assess the effectiveness of commercial functional diets on lice settlement and development under controlled laboratory conditions. Detailed studies were conducted at two independent and reputable research institutes in Norway. The trial showed valuable results and put Marine Harvest in a better position to give clear recommendations for the use of functional diets against sea lice.

Medicine use

Marine Harvest focuses on preventing infectious diseases and limiting their spread. If fish get infected, they are treated with approved medicines. In the fourth quarter, the total use of antibiotics corresponded to 27 grams per tonne biomass produced compared to 18 grams per tonne in the fourth quarter of 2012, mainly due to increased use in Chile to treat for Rickettsia (SRS).

Reduced mortality in Norway

In 2012, Marine Harvest Norway initiated the project Biosecurity & Generation Survival Excellence in cooperation with Group R&D. The overall goal is to improve generation survival and reduce the risk of infectious disease. Compared to 2012, biomass lost in Norway has been reduced by 6%. The reduction is lower than targeted, due to the fourth quarter losses.

For further information regarding sustainability and biological risk management, reference is made to the 2012 Annual report.

GUIDING PRINCIPLE	AMBITION	Q4 2013 ACHIEVEMENT
Ensure sustainable wild-farmed interaction in the farming activity	Zero escapes	3 escape incidents – 63 533 fish lost
Ensure healthy stocks minimising diseases and losses in the farming activities	Increase survival rates	Accumulated mortality (in numbers) was 3.69% which is an increased from Q4 2012 due to higher mortality in Scotland and Ireland

EVENTS DURING AND AFTER THE CLOSE OF THE QUARTER

New licenses in Norway

The Ministry of Trade, Industry and Fisheries is still in a process of allocating the 45 new licenses announced in 2013. A decision is expected soon.

Acquisition of remaining shares in Morpol ASA

Marine Harvest ASA acquired the remaining shares in Morpol ASA, during fourth quarter of 2013 (12.9%).

Business held for sale

Morpol’s salmon farming operations on Shetland and the Orkneys (18 000 tonnes annually) is in the process of being divested, as required by the European Commission. The divestment is progressing according to plan with a target completion date of 31 March 2014. Profit and assets/liabilities to be divested are classified as “Profit discontinued operations” and “Assets/liabilities held for sale” in the profit and loss statement and statement of financial position respectively.

Redeemed convertible bond – Share capital increase

On 3 December 2013 Marine Harvest ASA redeemed all outstanding bonds under the 2010 EUR 225 million five year convertible bond. Bondholders representing a loan amount of EUR 224.6 million elected to convert their bonds into shares. 355 435 984 new shares were issued.  Bonds representing a loan amount of EUR 0.3 million were redeemed at par value.

Grieg Seafood ASA

Marine Harvest ASA has extended the forward agreements to purchase 28 826 736 shares in Grieg Seafood ASA (25.8%) at NOK 22.00 per share, with settlement on 24 April 2014.

Reverse split of shares in Marine Harvest ASA

The reverse split of the shares in Marine Harvest in the proportion 10:1 was implemented 23 January 2014. The new face value of the shares is NOK 7.50.

NYSE

Marine Harvest ASA was listed at New York Stock Exchange on Tuesday January 28 2014 and has commenced trading of its American Depositary Receipts (ADRs). The company’s ordinary shares will continue to trade on the Oslo Stock Exchange. A combination of Norwegian law and established practices in the US are currently preventing a listing of ordinary shares in New York. The Board is working actively with the Norwegian Government and the relevant bodies in the US to find solutions to these restrictions and thereby be able to have a global listing of the MHG share.  The Board expects that the trading volume in New York will be limited until these structural matters are resolved.

Dividend

In an extraordinary general meeting on 18 November 2013, it was resolved of pay out NOK 0.075 per share (before reverse split) in dividend based on the third quarter results. The Board in Marine Harvest ASA will further resolve a dividend of NOK 1.20 per share (after reverse split 10:1) based on the fourth quarter results.

OUTLOOK

The strong price trend in the fourth quarter has continued into the first quarter and the average NOS reference price in Oslo was NOK 48.2 per kg year to date 2014.

The Board expects a strong market in the coming periods driven by a combination of continued robust demand and moderate incremental supply coming to the market. This view is supported by the Fish Pool futures price for Norwegian salmon, which is currently NOK 38.50 for the last three quarters of 2014. The supply-demand balance looks very tight for the first half of 2014, while some more volume will come to the market in the second half and might put pressure on the prices. The expected volume increase tightens again in the first part of 2015. Based on these observations, our shareholders should expect high volatility in prices, supported by strong demand and limited supply growth. The demand looks very strong, but could to a certain extent be negatively influenced by the strong increases in retail prices we have seen during the last year.

Through its robust business model, Marine Harvest is well positioned for acquisitive and organic growth going forward. Several specific opportunities for growth are closely monitored and some actions are already taken, including the entry into forward contracts to purchase a 25.8% stake in Grieg Seafood.

During 2013, considerable capital was re-invested to strengthen the pillars of Marine Harvest; Feed, Farming and Sales and Marketing. The Board expects the Bjugn feed plant to successfully commence production in July 2014 and is considering the construction of a second plant in Norway.

The secondary processing business will be strengthened through the integration of Morpol, the completion of the on-going restructuring and consolidation of VAP Europe’s site structure from 13 to 8 and organic growth initiatives in Asia and America. The value added processing business is specifically suffering from the strong salmon price movements. However the Board is generally disappointed with the results from the processing activities and sees large room for improvement.

The backward and forward integration is expected to reduce Marine Harvest’s reliance on the volatile nature of the salmon commodity prices. The Board expects to develop these parts of the business organically going forward. Within farming, Marine Harvest will pursue selective acquisitions in Norway and Chile in order to substantially increase the global share of production from the current level of about 22%.

Marine Harvest is continually monitoring the biological, sanitary and legislative development within its geographically well diversified salmon farming portfolio. The recent AGD cases in Norway have not yet caused operational problems, but the Board is monitoring this situation closely to secure that necessary contingency plans are implemented, in case the situation should escalate. The sea lice situation in Norway is also monitored closely. The Board remains concerned about the status and development in Chile and considerable resources are dedicated to assist in the implementation of measures aimed at improving the situation for the industry. In light of the recurring problems in Chile, which are largely caused by a liberal regulatory framework, Marine Harvest has been actively working to avoid actions from the Norwegian regulator moving in the same direction. The Board is increasingly confident that the Government of Norway will not rush into a decision which could cause a material adverse biological change for its second largest export industry.

Marine Harvest is uniquely positioned among the salmon farmers. We are geographically well diversified and, contrary to most competitors, we are expecting to show strong volume growth in 2014. Farming volumes are expected to grow by 18%, to a level of 405 000 tonnes. This growth in biomass will, together with the investment in the VAP activities and the new feed factory, lead to relatively high capital expenditures during 2014 before normalising in 2015.

The Board is pleased with the way the Company is currently positioned with a fully integrated business model of sustainably produced, healthy proteins. Based on the future supply-demand balance, we see great opportunities for delivering a solid return to the shareholders in the years to come. Such return is likely to include an increasingly large component of quarterly cash dividend payments as net debt comes down and capital expenditures normalises. The net interesting bearing debt is expected to be materially reduced during the first half of 2014 driven by solid operating results and seasonal reduction in working capital.

SUMMARY 2013

•                  Strong global markets driven by increased demand have resulted in significant price increases compared to 2012.

•                  All-time high operational revenue of NOK 19 230 million.

•                  Harvest volume of 343 772 tonnes gutted weight, a decrease of 12% compared to last year, mainly due to reduced smolt stocking and slow seawater growth.

•                  Operational EBIT of NOK 3 210 million, best year in Marine Harvest’s history.

•                  The cost of salmon of Scottish and Faroese origins has been reduced from 2012, while the cost of salmon of other origins has increased.

•                  Launching of restructuring initiatives in MH VAP Europe and in the Chilean smoked operations.

•                  Cash flow from operations of NOK 1 982 million.

•                  The building of the fish feed factory has developed according to plan throughout 2013, with an accumulated investment of NOK 696 million.

•                  An unsecured bond of NOK 1 250 million was issued in February, a convertible bond of EUR 350 million was issued in May and the convertible bond of EUR 225 million issued in 2010 was converted/redeemed in December.

•                  By the end of 2013 Marine Harvest ASA owns 100% of the shares in Morpol ASA. The European commission cleared the Morpol acquisition, subject to divestment of farming capacity of 18 000 tonnes in Shetland and the Orkneys, on 30 September 2013. Morpol ASA is consolidated from this date in the statement of financial position, and the assets to be divested are classified as “Assets/Liabilities held for sale”. The result from Morpol was recognised from 1 October 2013, with result for discontinued operations classified on a separate line in the statement of profit and loss.

•                  Marine Harvest ASA issued a voluntary offer to buy the shares in Cermaq ASA in June. Received acceptances were below the set threshold level of 33.4%, and the process was terminated. Received dividend and gain on sales of shares in Cermaq ASA totalled NOK 133 million.

•                  Earnings per share (EPS) of NOK 0.67 and underlying EPS of NOK 0.54.

•                  Adjusted for the reverse split of shares (10:1) the numbers are: EPS of NOK 6.71 and underlying EPS of NOK 5.37.

•                  ROCE was 18.2% and NIBD/Equity ended at 47.6%.

OTHER RISKS

Marine Harvest has not identified any additional risk exposure beyond the risks described in note 3 of this report and the 2012 Annual report.

Reference is also made to the Planet section and the Outlook section of this report for other comments to Marine Harvest’s risk exposure.

Oslo 4 February 2014

The Board of Directors of Marine Harvest ASA

Ole-Eirik Lerøy - Chairman of the Board	Leif Frode Onarheim - Deputy Chairman of the Board	Cecilie Fredriksen	Michael Parker

Hege Sjo	Solveig Strand	Tor Olav Trøim	Stein Mathiesen

Geir Elling Nygård	Turid Lande Solheim		Alf-Helge Aarskog - CEO

Forward looking statements

This report may be deemed to include forward-looking statements, such as statements that relate to Marine Harvest’s goals and strategies, salmon prices, ability to increase or vary harvest volume, production capacity, trends in the seafood industry, restructuring initiatives, exchange rate and interest rate fluctuations, expected research and development expenditures, business prospects and positioning with respect to market, demographic and pricing trends, strategic initiatives, and the effects of any extraordinary events and various other matters (including developments with respect to laws, regulations and governmental policies regulating the industry and changes in accounting policies, standards and interpretations) on Marine Harvest’s business and results. Forward-looking statements are typically identified by words or phrases, such as “believe,” “expect,” “anticipate,” “intend,” “estimate,” “may increase,” “may fluctuate,” “plan,” “goal,” “target,” “strategy,” and similar expressions or future or conditional verbs such as “may,” “will,” “should,” “would,” and “could.” Forward-looking statements are Marine Harvest’s current estimates or expectations of future events or future results. Actual results could differ materially from those indicated by these statements because the realization of those results is subject to many risks and uncertainties. Marine Harvest ASA’s registration statement on Form 20-F filed in 2014, including the section captioned “Risk Factors,” contain additional information about factors that could affect actual results, including: changes to the price of salmon including the value of our biological assets; hedging risks; risks related to fish feed; economic and market risks; environmental risks; operational risks; risks related to escapes, disease and sea lice; product risks; risks related to our acquisitions; financing risks; regulation risks including relating to food safety, the aquaculture industry, processing, competition and anti-corruption; trade restriction risks; litigation risks; tax and accounting risks; strategic and competitive risks; and reputation risks. All forward-looking statements included in this report are based on information available at the time of the release, and Marine Harvest assumes no obligation to update any forward-looking statement.

INTERIM FINANCIAL STATEMENTS

CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

Unaudited, in NOK million	Note	Q4. 13	Q4. 12	2013	2012

Revenue	4	6 730.2	4 052.3	19 199.4	15 463.5

Cost of materials		-3 778.7	-2 555.0	-10 002.6	-9 666.5
Other operating expenses		-1 694.9	-1 281.9	-5 254.5	-4 582.2
Depreciation and amortisation		- 234.9	- 170.9	- 762.5	- 677.2
Fair value adjustment on biological assets	5	1 154.8	401.7	1 825.4	350.2
Onerous contracts provision	5	- 142.4	- 24.8	- 124.7	- 6.1
Restructuring cost		- 34.4	0.0	- 272.8	- 0.8
Other non-operational items		0.0	0.0	- 74.4	0.0
Income from associated companies		116.4	30.3	221.8	88.3
Impairment losses		- 57.1	3.2	- 65.0	- 0.5

Earnings before interest and taxes (EBIT)		2 059.1	455.0	4 690.1	968.7

Interest expenses	8	- 162.9	- 101.0	- 608.5	- 382.8
Net currency effects	8	- 39.9	123.1	- 311.9	523.3
Other financial items	8	- 182.1	36.2	- 284.2	- 320.0

Earnings before tax		1 674.2	513.2	3 485.6	789.2

Taxes		- 457.4	- 224.1	-1 038.0	- 376.5

Earnings for the period, continued operations		1 216.8	289.2	2 447.6	412.6

Profit from discontinued operations, net of tax	7	93.6	0.0	93.6	0.0

Profit or loss for the period		1 310.4	289.2	2 541.2	412.6

Other comprehensive income
Items to be reclassified to profit and loss in subsequent periods:
Change in fair value of cash flow hedges		- 55.8	- 65.5	- 173.4	- 113.5
Deferred tax effect fair value of cash flow hedges		15.7	18.1	48.6	31.1
Change in fair value of interest rate hedges		- 31.3	0.0	129.1	0.0
Deferred tax effect to fair value of interest rate hedges		10.0	0.0	- 34.9	0.0
Currency translation cash flow hedges		0.0	- 0.1	0.0	- 0.2
Currency translation differences		193.4	- 115.4	648.9	- 325.6
Currency translation differences non-controlling interests		1.6	- 0.3	3.7	- 4.0
		133.6	- 163.2	622.0	- 412.2
Items not to be reclassified to profit and loss:
Actuarial gains (losses) on defined benefit plans		- 27.0	0.0	- 27.0	0.0
Deferred tax effect actuarial gains (losses)		5.1	0.0	5.1	0.0
Curreny translation actuarial gains (losses)		- 1.6	0.0	- 1.6	0.0
Other gains and losses in comprehensive income		- 32.8	3.5	- 12.0	3.5
Other gains and losses in non-controlling interests		0.0	0.0	1.6	0.0

Other comprehensive income, net of tax		77.3	- 159.7	588.2	- 408.7

Total comprehensive income in the period		1 387.7	129.5	3 129.4	3.9

Profit or loss for the period attributable to
Non-controlling interests		- 2.4	2.8	7.4	4.0
Owners of Marine Harvest ASA		1 312.8	286.4	2 533.8	408.6

Comprehensive income for the period attributable to
Non-controlling interests		- 0.8	2.5	12.7	0.0
Owners of Marine Harvest ASA		1 388.5	126.9	3 116.7	3.9

Basic and diluted earnings per share (NOK)	10	0.34	0.08	0.67	0.11
Dividend declared and paid per share (NOK)		0.075	0.00	0.225	0.00

CONDENSED CONSOLIDATED STATEMENT OF FINANCIAL POSITION

Unaudited, in NOK million	Note	31.12.2013	30.09.2013	31.12.2012

ASSETS
Licences		6 036.1	6 033.2	5 435.4
Goodwill		2 385.5	2 399.0	2 115.5
Deferred tax assets		135.0	196.6	73.9
Other intangible assets		188.4	163.7	114.2
Property, plant and equipment		6 677.2	6 240.9	4 111.9
Investments in associated companies		900.4	752.3	647.3
Other shares and other non-current assets		145.9	95.0	1 081.8

Total non-current assets		16 468.6	15 880.7	13 579.9

Inventory		1 751.1	1 252.4	819.7
Biological assets	5	9 567.4	8 155.1	6 207.9
Current receivables		4 188.3	3 019.4	2 374.7
Cash		579.2	751.2	335.3

Total current assets		16 086.0	13 178.1	9 737.6

Asset held for sale	7	1 046.1	1 023.7	0.0

Total assets		33 600.8	30 082.5	23 317.4

EQUITY AND LIABILITIES
Equity		16 344.0	12 788.3	11 619.7
Non-controlling interests		27.9	302.9	69.0

Total equity		16 371.9	13 091.3	11 688.7

Deferred taxes liabilities		3 329.5	2 990.0	2 543.7
Non-current interest-bearing debt		7 710.2	6 417.6	5 338.5
Other non-current liabilities		681.8	1 049.2	414.7

Total non-current liabilities		11 721.5	10 456.7	8 296.9

Current interest-bearing debt		666.1	2 215.5	377.8
Other current liabilities		4 653.7	4 104.4	2 954.1

Total current liabilities		5 319.7	6 319.9	3 331.9

Liabilites held for sale	7	187.7	214.6	0.0

Total equity and liabilities		33 600.8	30 082.5	23 317.4

CONDENSED CONSOLIDATED STATEMENT OF CASH FLOW

Unaudited, in NOK million	Q4. 13	Q4. 12	2013	2012

Earnings before taxes (EBT)	1 674.2	513.2	3 485.6	789.2
Interest expence	162.9	101.0	608.5	382.8
Currency effects	39.9	- 123.1	311.9	- 523.3
Other financial items	182.1	- 36.2	284.2	320.0
Fair value adjustment and onerous contracts	-1 012.5	- 376.9	-1 700.7	- 344.1
Income/loss from associated companies	- 116.4	- 30.3	- 221.8	- 88.3
Depreciation and impairment losses	292.0	167.7	827.5	677.7
Change in working capital	-1 236.2	- 373.3	-1 787.1	472.4
Taxes paid	- 69.0	- 22.3	- 115.5	- 122.8
Restructuring & other non-operational items	40.4	0.0	308.1	- 15.0
Other adjustments	- 8.2	11.4	- 18.4	4.3

Cash flow from operations	- 50.8	- 168.8	1 982.2	1 552.9

Proceeds from sale of fixed assets	47.0	1.6	66.1	70.6
Payments made for purchase of fixed assets	- 637.0	- 240.3	-1 966.8	- 732.9
Proceeds from associates and other investments	36.8	88.9	262.1	124.3
Purchase of shares and other investments (2)	- 308.3	- 512.8	- 833.9	- 519.6

Cash flow from investments	- 861.5	- 662.6	-2 472.5	-1 057.6

Proceeds from / downpayment of convertible bond	- 3.3	0.0	2 670.4	0.0
Proceeds from new interest-bearing debt	2 852.5	12.2	4 104.8	12.2
Down payment of interest-bearing debt	-1 869.6	447.3	-5 053.1	- 796.6
Net interest and financial items paid	- 158.4	- 63.4	- 527.2	- 302.3
Realised currency effects	72.1	74.1	272.4	209.9
Equity paid-in	0.0	425.0	0.0	425.0
Dividend paid to owners of Marine Harvest ASA	- 276.1	0.0	- 825.3	0.0
Dividend paid to non-controlling interests	- 0.4	0.0	- 0.4	0.0
Transactions with treasury shares	0.0	0.0	0.2	0.0

Cash flow from financing	616.8	895.2	641.8	- 451.8

Change in cash in the period	- 295.5	63.8	151.5	43.5

Cash - opening balance (1)	702.5	185.1	246.0	213.2
Currency effects on cash - opening balance	2.0	- 2.9	11.5	- 10.6

Cash - closing balance (1)	409.0	246.0	409.0	246.1

(1) Excluded restricted cash

(2) Net of cash received 30.9 from the Morpol-aquisition: NOK 275.9 million

CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

2013

	Attributable to owners of Marine Harvest ASA
Unaudited, in NOK million	Share capital	Share premium	Other equity reserves	Retained earnings	Total	Non- controlling interests	Total equity

Equity 01.01.2013	2 811.3	779.0	- 692.8	8 722.2	11 619.7	69.0	11 688.7

Comprehensive income
Profit				2 533.8	2 533.8	7.4	2 541.2
Other comprehensive income			600.4	-17.5	582.9	5.3	588.2

Transactions with owners
Acquisition of non-controlling interest					0.0	-74.1	-74.1
Non-controlling interest arising on a business combination					0.0	20.3	20.3
Share based payment			8.4		8.4		8.4
Share capital increase - conversion of convertible bond	266.6	2 175.6			2 442.2		2 442.2
Transactions with treasury shares				0.2	0.2		0.2
Dividends				-843.3	- 843.3		-843.3

Total equity 31.12.2013	3 077.9	2 954.6	- 84.0	10 395.4	16 343.9	27.9	16 371.8

2012

	Attributable to owners of Marine Harvest ASA
NOK million	Share capital	Share premium	Other equity reserves	Retained earnings	Total	Non- controlling interests	Total equity

Equity 01.01.2012	2 685.9	54.9	- 264.6	8 290.2	10 766.4	75.8	10 842.2

Comprehensive income
Profit				408.5	408.5	4.1	412.6
Other comprehensive income			-428.2	23.5	- 404.7	-4.0	-408.7

Transactions with owners
Issue of shares	125.4	724.1			849.5		849.5
Acquisition of non-controlling interest					0.0	-6.9	-6.9

Total equity 31.12.2012	2 811.3	779.0	- 692.8	8 722.2	11 619.7	69.0	11 688.7

Other equity reserves consists of cash low hegde reserve, interest swap hedge reserve and foreign currency transation reserve.

For further information related to share capital, reference is made to note 11.

SELECTED NOTES TO THE INTERIM FINANCIAL STATEMENTS

Note 1 GENERAL INFORMATION

Marine Harvest (the Group) consists of Marine Harvest ASA and its subsidiaries, including the Group’s interests in associated companies.

This interim report has not been subject to any external audit or review.

These interim financial statements are prepared in accordance with International Accounting Standard 34 Interim Financial Reporting as issued by the International Accounting Standards Board (IASB) and as adopted by the European Union (EU). The interim financial statements do not include all of the information and disclosures required by International Financial Reporting Standards (IFRSs) for a complete set of financial statements, and these interim financial statements should be read in conjunction with the annual financial statements. IFRSs as adopted by the EU differ in certain respects from IFRSs as issued by the IASB, but the differences do not impact the Group financial statements for the periods presented.

Note 2 ACCOUNTING PRINCIPLES

All significant accounting principles applied in the consolidated financial statement are described in the Annual Report 2012 (as published on the OSE on 26 April 2013 and as filed publicly with the SEC on 24 January 2014).

In 2013 the Group has applied IAS 23 Borrowing costs related to the building of the Fish Feed factory. Borrowing costs directly attributable to the acquisition, construction or production of an asset that that necessarily takes a substantial period of time to get ready for its intended use or sale are capitalized as part of the cost of the asset. All other borrowing costs are expensed in the period in which they occur. Borrowing costs consist of interest and other costs that are incurred in connection with the borrowing of funds.

Effective from 2013, the Group has applied hedge accounting for its interest rate swaps (i.e. implemented hedge accounting documentation). Any gains or losses arising from changes in the fair value of the interest rate swaps are taken directly to profit or loss, except for the effective portion of cash flow hedges, which is recognized in other comprehensive income and later reclassified to profit or loss when the hedge item affects profit or loss.

New standards and amendments adopted by the Group in 2013:

*Amendments to IAS 1 — Presentation of financial statements:

Presentation of groups of items in other comprehensive income (OCI) based on whether the items can be reclassified (or recycled) to profit or loss at a future point in time. The amendment affected presentation only.

*Amendments to IAS 19 — Employee benefits:

The impact for the Group will is that all actuarial gains and losses are recognized in OCI and not in profit or loss. As defined benefit plans not are material for the Group, these changes are recognized in the fourth quarter only.

*IFRS 13 — Fair value measurement:

IFRS 13 establishes a single source of guidance under IFRS for all fair value measurements. The application of IFRS 13 has not impacted the fair value measurements carried out by the Group. Extended disclosures are included for shares in Morpol ASA (note 7), biological assets (note 5) and Convertible bonds (note 9).

*IFRS 10 - Consolidated financial statements:

IFRS 10 replaces part of IAS 27 and SIC 12, and established a signle control model that applies to all entities including special purpose entities. The change in IFRS 10 require management to exercise significant judgment to determine which companies are controlled, and therefore, are required to be consolidated. The Group has concluded that IFRS 10 does not impact the Group’s consolidated financial statements.

*IFRS 12 - Disclosure of interest in other entities:

IFRS 12 includes all of the disclosures that were previously in IAS 27 related to consolidated financial statements, as well as all of the disclosures that were previously included in IAS 31 and IAS 28. Several new disclosures are required and additional disclosures, as appropriate, will be included in the Group’s 2013 annual financial statements.

Note 3 ESTIMATES AND RISK EXPOSURE

The preparation of financial statements in accordance with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting principles and recognised amounts of assets, liabilities, income and expenses. The most significant estimates relate to the valuation of biological assets and intangible assets. Estimates and underlying assumptions are reviewed on an ongoing basis, and are based on the management’s best assessment at the time of reporting.  All changes in estimates are reflected in the financial statements as they occur.

Marine Harvest is exposed to a number of operational and financial risk factors. The main operational risk factors are the development in the salmon price, biological risk linked to the salmon farming operations, the development in the salmon feed prices and feed utilisation and regulatory risk. Financially, the main risk factors are linked to general fluctuations in interest rates and exchange rates, credit risk and liquidity risk.

All risk factors are described in the 2012 Annual Report.

Note 4 BUSINESS SEGMENTS

For management purposes, Marine Harvest is organised in two business areas, Farming and Sales and Marketing. Farming is a separate reportable segment, while Sales and Marketing is divided in three reportable segments, Market, VAP Europe and Morpol Processing. Fish Feed production will be a separate business segment, but the operational activity has not yet started.

The performance of the segments is monitored to reach the overall objective of maximising the Operational EBIT per kg. Consequently, reporting is focused towards measuring and illustrating the overall profitability of harvested volume based on source of origin (Operational EBIT/kg).

The same accounting principles as described for the Group financial statements have been applied for the segment reporting. Inter-segment transfers or transactions are entered into under normal commercial terms and conditions, and the measurement used in the segment reporting is the same as used for the actual transactions.

NOTES TO INTERIM FINANCIAL STATEMENTS

Note 4 BUSINESS SEGMENTS (continued)

BUSINESS AREAS

		Sales and Marketing
NOK million	Farming	MH Markets	MH VAP Europe	Morpol Processing	Other (1)	Eliminations	TOTAL
Q4. 13
External revenue	280.5	3 860.6	1 324.0	1 264.9	12.6	0.0	6 742.6
Internal revenue	3 882.5	657.3	34.6	91.8	101.4	-4 767.6	0.0
Operational revenue	4 163.0	4 517.9	1 358.6	1 356.7	114.0	-4 767.6	6 742.6
Change in unrealised salmon derivatives	0.0	0.0	0.0	0.0	- 12.4	0.0	- 12.4
Revenue in profit and loss	4 163.0	4 517.9	1 358.6	1 356.7	101.6	-4 767.6	6 730.2
Operational EBITDA	1 096.5	111.5	- 14.7	99.3	- 23.6	0.0	1 269.0
Operational EBIT	927.5	105.7	- 37.1	64.1	- 26.1		1 034.1
Change in unrealised salmon derivatives	0.0	0.0	0.0	0.0	- 12.4		- 12.4
Fair value adjustment on biological assets	1 149.3	0.0	0.0	0.0	5.6		1 154.8
Onerous contracts provision	- 142.4	0.0	0.0	0.0	0.0		- 142.4
Restructuring cost	- 3.8	0.0	- 30.6	0.0	0.0		- 34.4
Income from associated companies	116.4	0.0	0.0	0.0	0.0		116.4
Impairment losses	- 3.1	- 6.3	- 40.0	- 7.8	0.0		- 57.1
EBIT	2 044.0	99.4	- 107.7	56.3	- 32.9		2 059.1

Q4. 12
External revenue	116.8	2 804.8	1 133.3		16.5	0.0	4 071.3
Internal revenue	2 605.2	432.1	6.9		10.0	-3 054.1	0.0
Operational revenue	2 722.0	3 236.9	1 140.2		26.4	-3 054.1	4 071.3
Change in unrealised salmon derivatives	0.0	0.0	0.0		- 19.0	0.0	- 19.0
Revenue in profit and loss	2 722.0	3 236.9	1 140.2		7.4	-3 054.1	4 052.3
Operational EBITDA	168.5	72.5	35.8		- 42.4	0.0	234.4
Operational EBIT	22.3	69.4	16.3		- 44.5		63.5
Change in unrealised salmon derivatives	0.0	0.0	0.0		- 19.0		- 19.0
Fair value adjustment on biological assets	405.0	0.0	0.0		- 3.3		401.7
Onerous contracts provision	- 24.8	0.0	0.0		0.0		- 24.8
Income from associated companies	30.4	0.0	0.0		0.0		30.3
Impairment losses	3.2	0.0	0.0		0.0		3.2
EBIT	436.1	69.4	16.3		- 66.8		455.0

2013
External revenue	500.8	13 130.7	4 280.8	1 264.9	52.4	0.0	19 229.6
Internal revenue	12 391.5	1 931.6	61.6	91.8	162.6	-14 639.1	0.0
Operational revenue	12 892.3	15 062.2	4 342.4	1 356.7	215.0	-14 639.1	19 229.6
Change in unrealised salmon derivatives	0.0	0.0	0.0	0.0	- 30.2	0.0	- 30.2
Revenue in profit and loss	12 892.3	15 062.2	4 342.4	1 356.7	184.8	-14 639.1	19 199.4
Operational EBITDA	3 623.7	363.4	20.6	99.3	- 134.5	0.0	3 972.5
Operational EBIT	3 001.1	346.8	- 58.2	64.1	- 143.8		3 210.0
Change in unrealised salmon derivatives	0.0	0.0	0.0	0.0	- 30.2		- 30.2
Fair value adjustment on biological assets	1 818.1	0.0	0.0	0.0	7.3		1 825.4
Onerous contracts provision	- 124.7	0.0	0.0	0.0	0.0		- 124.7
Restructuring cost	- 4.3	- 32.7	- 235.7	0.0	0.0		- 272.8
Other non-operational items	- 74.4	0.0	0.0	0.0	0.0		- 74.4
Income from associated companies	221.8	0.0	0.0	0.0	0.0		221.8
Impairment losses	- 6.8	- 9.7	- 40.5	- 7.8	- 0.2		- 65.0
EBIT	4 830.8	304.3	- 334.4	56.3	- 166.9		4 690.1

2012
External revenue	403.4	11 156.3	3 927.2		82.5	0.0	15 569.3
Internal revenue	10 206.1	1 550.0	16.9		48.7	-11 821.7	0.0
Operational revenue	10 609.5	12 706.3	3 944.1		131.1	-11 821.7	15 569.3
Change in unrealised salmon derivatives	0.0	0.0	0.0		- 105.8	0.0	- 105.8
Revenue in profit and loss	10 609.5	12 706.3	3 944.1		25.4	-11 821.7	15 463.5
Operational EBITDA	997.8	356.0	80.0		- 113.2	0.0	1 320.6
Operational EBIT	415.1	344.2	5.8		- 121.7		643.4
Change in unrealised salmon derivatives	0.0	0.0	0.0		- 105.8		- 105.8
Fair value adjustment on biological assets	359.0	0.0	0.0		- 8.8		350.2
Onerous contracts provision	- 6.1	0.0	0.0		0.0		- 6.1
Restructuring cost	- 0.8	0.0	0.0		0.0		- 0.8
Income from associated companies	85.4	0.0	2.9		0.0		88.3
Impairment losses	1.1	0.0	- 1.6		0.0		- 0.5
EBIT	853.7	344.2	7.1		- 236.3		968.7

(1) Inclusive MH Fish Feed

NOTES TO INTERIM FINANCIAL STATEMENTS

Note 5 SPECIFICATIONS OF BIOLOGICAL ASSETS

NOK million	Norway	Scotland	Canada	Chile	Other	TOTAL
Fair value adjustment on biological assets in profit and loss
Q4. 2013	901.1	96.2	43.4	32.0	82.1	1 154.8
Q4. 2012	216.3	137.7	41.1	15.3	- 8.6	401.7
YTD Q4. 2013	1 144.7	180.9	238.6	160.2	100.9	1 825.4
2012	495.0	- 11.5	- 23.2	- 74.8	- 35.3	350.2

Biomass in sea (1 000 tonnes)
31.12.2013						270.3
30.09.2013						255.4
31.12.2012						230.0

Fair value of biological assets in financial position
31.12.2013
Fair value adjustment on biological assets	1 863.2	398.0	219.0	121.3	141.4	2 742.9
Biomass at cost						6 824.5
Biological assets						9 567.4
30.09.2013
Fair value adjustment on biological assets	969.5	298.4	177.4	88.4	51.8	1 585.4
Biomass at cost						6 569.7
Biological assets						8 155.1
31.12.2012
Fair value adjustment on biological assets	701.3	160.4	- 16.0	- 40.8	30.9	835.7
Biomass at cost						5 372.1
Biological assets						6 207.9

Change in carrying amount of biological assets
Carrying amount 1.1.2013						6 207.9
Purchases						8 507.9
Change in fair value						1 825.4
Mortality for fish in sea						- 158.4
Cost of harvested fish						-7 410.5
Assets aquired from Morpol - continued operations						338.9
Currency translation differences						256.2
Carrying amount 31.12.2013						9 567.4

Price sensitivities effect on fair value - (salmon only)
The sensitivities are calculated based on a NOK 2 increase of the salmon price in all markets (fish between 1-4 kg is measured proportonately based on their level of completion).
	216.7	40.8	26.5	47.1	14.1	345.2

Biological assets are, in accordance with IAS 41, measured at fair value, unless the fair value cannot be measured reliably. Broodstock, smolt and live fish below 1 kg are measured at cost less impairment losses, as the fair value cannot be measured reliably.

Biomass beyond this is measured at fair value in accordance with IFRS 13, and the measurement is categorised into Level 3 in the fair value hierarchy, as the input is unobservable input. Live fish over 4 kg are measured to full net value, while a proportionate expected net profit at harvest is incorporated for live fish between 1 kg and 4 kg. The valuation is completed for each business unit based on a model and basis for assumptions supplied by corporate. All assumptions are subject to quality assurance and analysis on a monthly basis from a corporate level.

The valuation is based on an income approach and takes into consideration unobservable input based on biomass in sea for each sea water site, estimated growth rate on site level, mortality in the business unit, quality of the fish going forward, costs and market price. Special assessment is performed for sites with high/low performance due to disease or other special factors. The market prices are set for each business unit, and are derived from observable market prices (when available), achieved prices and development in contract prices.

Onerous contracts provision

Onerous contract provisions are recognized when the economic benefits to be received (i.e. contract price) is lower than the unavoidable costs of meeting the obligation (measured including the fair value adjustment) . During Q4 2013 the Company recognized onerous contract provisions totalling NOK 142.4 million compared to NOK 24.8 million in Q4 2012, which primarily relates to higher salmon prices in Q4 2013 compared to Q4 2012.

Note 6 EXCEPTIONAL ITEMS

NOK million	Q1. 13	Q2. 13	Q3. 13	Q4. 13	YTD Q4. 13
Exceptional items
Sea lice mitigation in MH Norway	30.4	29.7	32.0	62.0	154.1
Exceptional mortality in MH Norway	1.8	4.3	8.9	18.2	33.2
Exceptional mortality in MH Scotland	—	—	—	17.5	17.5
Discards and claims from Kudoa in MH Canada	6.1	4.4	4.0	2.4	16.9
Mortality in MH Chile	3.0	7.8	6.8	0.9	18.5
Exceptional mortality in MH Ireland	—	—	32.7	22.5	55.2

Exceptional items in operational EBIT	41.3	46.2	84.4	123.5	295.4

The note summarises elements affecting Operational EBIT and Cost of goods sold (mortality and lice mitigation costs) and Revenue (Kudoa) in the Statement of Comprehensive income that management considers exceptional relative to the underlying operations. The elements for the current quarter is commented on in the chapters for each operating unit.

NOTES TO INTERIM FINANCIAL STATEMENTS

Note 7 ACQUSITION OF MORPOL ASA and ASSETS HELD FOR SALE

In December 2012 Marine Harvest ASA acquired 48.5% of the shares in Morpol ASA at NOK 11.50 per share. In January 2013 Marine Harvest ASA submitted a mandatory offer for the remaining shares in Morpol ASA at NOK 11.50 per share.  At the acquisition date 30 September the total ownership in Morpol ASA was 87.1% at a total purchase price of NOK 1 683 million. During the fourth quarter of 2013, Marine Harvest ASA has acquired the remaining shares in Morpol ASA, which resulted in a total purchase price of NOK 1 690 million for the 100% shareholding in Morpol ASA. Of the purchase price NOK 425 million was paid through issuance of shares in Marine Harvest ASA in December 2012, the rest was paid in cash.

On 30 September 2013 the acquisition was approved by the competition authorities in EU. The approval from the Anti-monopoly committee in Ukraine is still pending, but given that Morpol historically has not been active in Ukraine, a right to consummate the transaction has been granted subject to certain terms. At the date of approval Marine Harvest ASA can exercise rights of the shares, and hence has obtained control. This date is the acquisition date, and Marine Harvest has consolidated Morpol ASA into the Marine Harvest Group as of 30 September 2013.

Morpol ASA was listed on the Oslo Stock Exchange until 28 November 2013, and is a world leader in value added processing. The purchase of Morpol is in line with the Marine Harvest’s strategy of forming a world leading integrated protein group. The Morpol acquisition will further strengthen the Group’s capacity for processed salmon products in several markets where Marine Harvest previously not has been very active.

A preliminary purchase price allocation has been carried out. The initial accounting is not yet completed, and the fair value of assets acquired and liabilities assumed are provisional, and will be further evaluated. The provisional aggregated goodwill of NOK 188 million recognised, as of 30 September, arises from a number of factors such as expected synergies through combining highly skilled workforces, obtaining economies of scale and of forming a world leading integrated protein group.

The table below summarises the consideration paid for Morpol ASA, and the preliminary assessed fair value of the assets acquired and liabilities assumed, recognised at the acquisition date 30 September 2013.

The financial statements for Marine Harvest Group include revenue of NOK 1 714 million and profit before tax of NOK 125 million from Morpol Group in the fourth quarter of 2013. Accumulated acquisition-related costs of NOK 14.1 million have been recognised as other operating expenses in the consolidated statement of comprehensive income.

Recognised amounts of identifiable assets required and liabilities assumed as of 30.9.13

NOK million
Provisional fair value
Licenses	574.6
Other intangible assets	139.8
Property, plant and equipment	1 164.4
Inventories and biological assets	648.1
Other assets	742.3
Cash and cash equivalents	276.9
Long-term interest bearing debt	- 18.1
Short-term interest bearing debt	-1 939.7
Other liabilities	- 608.5
Total identifiable net assets	979.8
Assets held for sale, net	810.0
Non-controlling interests at acquisition date fair value	- 294.7
Goodwill	187.6
Acquisition date fair value for owners of Marine Harvest ASA	1 682.7

If Morpol ASA had been consolidated from 1 January 2013, the consolidated statement of comprehensive income for 2013 would show revenue of NOK 22 215 million and profit of NOK 2 513 million, inclusive discontinued operations.

As part of the purchase agreement Morpol’s subsidiaries relating to farming of other species than salmon, in Belize and Vietnam, were sold at carrying amount during the fourth quarter of 2013.

As remedies for the Competition approval of the purchase, Marine Harvest has agreed to divest the farming capacity in Shetland (11 000 tonnes) and Orkney Islands (7 000 tonnes). Furthermore, the company has agreed to divest freshwater capacity and primary processing plants in the same areas. These assets and related liabilities are classified as “Assets / liabilities held for sale” in Marine Harvests consolidated financial position. The assets and liabilities are measured at carrying amount, which is considered to be an approximation to fair value less cost to sell.

The result for the fourth quater is classified as discontinued operations in the statement of profit and loss. Harvested volume was 5 382 tonnes gutted weight, revenue of GBP 26.4 million, operational EBIT of GBP 5.9 million and net profit of GBP 10.2 million (NOK 93.6 million).

Note 8 FINANCIAL ITEMS

NOK million	Note	Q4. 13	Q4. 12	2013	2012
Interest expense		-162.9	-101.0	-608.5	-382.8

Currency effects on interest-bearing debt		-126.5	0.7	-528.6	206.9
Currency effects bank, trade receivables and trade payables		37.6	36.2	105.6	1.5
Gain/loss on short-term transaction hedges		45.1	9.0	46.6	38.8
Realised gain/loss on long-term cash flow hedges		3.9	77.2	64.5	276.1
Net currency effects		-39.9	123.1	-311.9	523.3

Interest income		-21.9	-8.4	-6.8	-0.9
Gain/loss on salmon derivatives		0.5	0.0	3.9	0.0
Change in fair value of financial instruments		89.5	11.6	46.3	-145.0
Change in fair value conversion liability components	9	-297.4	-85.5	-516.1	-305.3
Change in fair value other shares		49.0	-9.0	60.8	3.8
Dividends and gain/loss on sale of other shares		1.6	131.8	134.9	135.6
Net other financial items		-3.3	-4.2	-7.1	-8.2
Other financial items		-182.1	36.2	-284.2	-320.0

Total financial items		-384.9	58.3	-1 204.5	-179.5

Derivative financial instruments (including interest swaps, currency swaps and salmon derivatives) are all valued on Level 2 of the fair value hierarchy, in which the fair value is calculated by comparing the terms agreed under each derivative contract to the market terms for a similar contract on the valuation date. Other shares are mainly valued on Level 1 of the fair value hierarchy and based on quoted prices on the Oslo Stock Exchange.

NOTES TO THE INTERIM FINANCIAL STATEMENTS

Note 9 CONVERTIBLE BONDS

	Statement of financial position			Statement of comprehensive income
NOK million	Non-current interest- bearing debt	Conversion liability 2010-bond	Conversion liability 2013-bond	Interest expenses	Net currency effects	Other financial items
Initial recognition
2010-bond - EUR 225 mill	1 541.3	259.7
2013-bond - EUR 350 mill	2 267.1		378.0

Subsequent measurement
Interest and currency effects	-8.9			- 356.3	146.7
Change in fair value of conversion liability component		69.8				- 69.8
Net recognised 2010 - 2012				- 356.3	146.7	- 69.8

Recognised 2013
Q1, Q2 and Q3 2013
Interest and currency effects	362.0			-167.3	- 288.6
Change in fair value of conversion liability component		198.2	20.5			- 218.7
Redeemed bond	-0.8	-0.2

Q4.2013
Coupon interest				- 28.2
Amortised interest	28.5			- 28.5
Currency effects	131.6				- 131.6
Change in fair value of conversion liability components		135.2	162.3			- 297.5
Redeemed bond	-1 782.9	- 662.7
Net recognised end of period 2013	2 537.9	- 0.1	560.8	- 224.0	- 420.2	- 516.2

Marine Harvest ASA issued a EUR 350 million convertible bond 1 May 2013, with a coupon interest of 2.375%. The bond matures in 2018 at the nominal value of EUR 350 million or can be converted into shares at the holder’s option. The value of the debt liability component and conversion liability component were determined at issuance of the bond. The fair value of the debt liability component was calculated using a market interest rate for an equivalent, non-convertible bond. The residual amount was the fair value of the conversion liability component at initial recognition.

On 3 December 2013 Marine Harvest ASA redeemed all outstanding bonds under the 2010 EUR 225 million five year convertible bond. Bondholders representing a loan amount of EUR 224.6 million elected to convert their bonds into shares. 355 435 984 new shares were issued at a subscription price of NOK 5.238451 per share, totaling NOK 1 861.9 million.  Bonds representing a loan amount of EUR 0.3 million were redeemed at par value, totaling NOK 2.5 million.

Subsequent to initial recognition the conversion liability component is measured at fair value in accordance with IFRS 13. The measurement is categorised into Level 3 in the fair value hierachy, as some input is unobservable. The valuations are performed using Black-Scholes valuation model for option valuation, with quoted prices for share value, exchange rate and risk free interest rate, and unobservable input for volatility.

Sensitivity analyses conversion liability component:

	NOK million	2013-bond
A 10% increase in share price		718.3
A 10% increase in exchange rate EUR/NOK		475.2
A 0.50% point increase in risk free interest rate		581.3

The carrying amount of the debt liaibility component of the convertible bond is classified as non-current interest-bearing debt, and the conversion liability component is classified as other non-current interest-free liabilities in the statement of financial position. All profit and loss elements related to the convertible bonds, are included in the specification of financial items in note 8.

Note 10 EARNINGS PER SHARE

Basic Earnings per share (EPS) is calculated on the weighted average number of shares outstanding during the period.

Convertible bonds that are “in the money” are considered to have a dilutive effect if EPS is reduced when assuming a full conversion into shares at the beginning of the period and reversing all its effects on earnings for the period. On the other hand, if the effect of the above increases EPS, the bond is considered anti-dilutive, and is then not included in diluted EPS. The adjustments to earnings are interest expenses, currency gains/losses and changes in fair value of equity conversion option, adjusted for estimated taxes.

The equity conversion option on the 2013 convertible bond was not “in the money” at the end of the reporting period, and a dilution effect has not calculated.

Note 11 SHARE CAPITAL

	No of shares	NOK million	Share capital	Share premium
Share Capital
Issued at the beginning of 2013	3 748 341 597		2 811.3	779.0
Share capital increase - conversion of convertible bond	355 435 984		266.6	2 175.6

Share capital end of period	4 103 777 581		3 077.9	2 954.6

		Cost
Treasury Shares
Treasury shares at the beginning of 2013	409 698	2.8

Treasury shares end of period	409 698	2.8

NOTES TO THE INTERIM FINANCIAL STATEMENTS

Note 12 SHAREHOLDERS

Overview of the major shareholders at 31.12.2013

Name of shareholder	No. of shares	%
Geveran Trading CO LTD	1 116 731 234	27.21%
Folketrygdfondet	369 387 688	9.00%
DNB NOR Bank ASA	116 204 539	2.83%
Clearstream Banking S.A.	113 345 944	2.76%
State Street Bank and Trust CO.	86 594 750	2.11%
Lansdowne Developed Markets Master	80 811 451	1.97%
State Street Bank and Trust CO.	77 030 260	1.88%
The Bank of New York Mellon SA/NVT	56 411 492	1.37%
Euroclear Bank S.A./N.V. (‘BA’)	50 357 958	1.23%
Varma Mutual Pension Insurance	40 400 000	0.98%
Verdipapirfondet DNB Norge (IV)	35 986 694	0.88%
Statoil Pensjon	35 735 271	0.87%
Verdipapirfondet DNB Norge Selektiv	34 221 964	0.83%
JP Morgan Chase Bank, NA	34 068 196	0.83%
Danske Invest Norske Instit.II.	32 003 666	0.78%
State Street Bank and Trust CO.	31 075 315	0.76%
West Coast Invest AS	30 012 000	0.73%
JPMorgan Chase Bank, N.A.	28 172 284	0.69%
State Street Bank & Trust CO.	27 846 356	0.68%
J.P. Morgan Chase Bank N.A. London	27 763 951	0.68%
Total 20 largest shareholders	2 424 161 013	59.07%
Total other	1 679 616 568	40.93%
Total number of shares 31.12.2013	4 103 777 581	100.00%

Total number of shares after the reverse split of shares (10:1) implemented 21 January 2014	410 377 759

Geveran Trading Co Ltd, which is indirectly controlled by trusts established by John Fredriksen for the benefit of his immediate family, has extended TRS agreements relating to 70 million shares in Marine Harvest ASA. The new expiration of the TRS agreements is August 20th 2014. The exercise price on the agreements is NOK 7.8267 per share.

Marine Harvest employees in Norway have had the opportunity to purchase shares in Marine Harvest ASA at a rebate. Several primary insiders subscribed to this scheme, including the CEO and CFO. For details of the scheme please see the stock exchange filing dated 26 November 2013.

On 16 December 2013  Geveran purchased and sold 30 million shares, and Profond Holding AS , a company owned by Marine Harvest’s Chairman Ole-Eirik Lerøy, purchased 30 million shares, in Marine Harvest ASA, based upon forward contracts enteret into on 15 December 2011. The sale and purchase price in these transactions were NOK 3.7037 per share, which is equivalent to the original forward price of NOK 3.9287 less dividends of NOK 0.225 paid from Marine Harvest during the tenor of the forward agreements.

On 20 December, Profond Holding AS sold 15 million shares in Marine Harvest at NOK 7.197 per share.

On 20 December 2013 Geveran Trading Co Ltd entered into a forward contract for the purchase of the 30 million shares in Marine Harvest ASA. Simultaneously, Geveran entered into a forward contract for the sale of 30 million shares to Profond Holding AS. The settlement date of the forward contracts is January 2016. For details on this trade please see the stock exchange filing dated 23 December 2013.

Note 13 SUBSEQUENT EVENTS

Marine Harvest ASA was listed at New York Stock Exchange (NYSE) on Tuesday January 28 2014 and has commenced trading of its American Depositary Shares (ADSs) on the NYSE.  The company’s ordinary shares will continue to trade on the Oslo Stock Exchange.

Note 14 SHARE PRICE DEVELOPMENT

Share price development at Oslo Stock Exchange (ticker MHG)